UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 14, 2024

FIRSTSUN CAPITAL BANCORP
(Exact name of registrant as specified in its charter)

Delaware	333-258176	81-4552413
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
1400 16th Street, Suite 250
Denver, Colorado 80202
(Address of principal executive offices and zip code)
(303) 831-6704
(Registrant's telephone number, including area code)
Not applicable
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: none

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17CFR § 230.405) or 12b-2 of the Exchange Act of 1934 (17 CFR § 240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
Additional Investments Pursuant to Acquisition Finance Securities Purchase Agreement
As previously announced, in connection with the contemplated merger (the “Merger”) of FirstSun Capital Bancorp, a Delaware corporation (“FirstSun”), and HomeStreet, Inc., a Washington corporation (“HomeStreet”), FirstSun had the ability to offer an additional approximately 460 thousand shares of FirstSun common stock, at a purchase price of $32.50 per share, for an additional investment of $15 million, conditioned on consummation of the Merger.
On June 14, 2024, FirstSun entered into a Joinder (the “AFSPA Joinder”) to the Acquisition Finance Securities Purchase Agreement, dated January 16, 2024, as amended on April 30, 2024 (the “AFSPA”), with certain funds managed by Castle Creek Capital Partners VIII. L.P., Maltese Capital Management, LLC, and Philadelphia Financial Management of San Francisco, LLC (collectively, the “Investors”). Pursuant to the AFSPA Joinder, on the terms and subject to the conditions set forth therein, substantially concurrently with the closing of the Merger, the Investors will invest an aggregate of $15 million, in exchange for the sale and issuance, at a purchase price of $32.50 per share, of approximately 460 thousand shares of FirstSun common stock.
As a result, FirstSun’s total equity capital raised in connection with the Merger increased from an aggregate capital raise of $220 million to $235 million.
Other than as expressly modified by the AFSPA Joinder, the Acquisition Finance Securities Purchase Agreement, a form of which was filed as an Exhibit 10.4 to the Current Report on Form 8-K filed by FirstSun with the Securities and Exchange Commission on January 19, 2024, and the First Amendment to the Acquisition Finance Securities Purchase Agreement, a form of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by FirstSun with the Securities and Exchange Commission on April 30, 2024, the Acquisition Finance Securities Purchase Agreement and First Amendment to the Acquisition Finance Securities Purchase Agreement remain in full force and effect. The foregoing description of the AFSPA Joinder does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the AFSPA Joinder, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.
Item 3.02 Unregistered Sales of Equity Securities.
The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The issuances of the shares of FirstSun common stock pursuant to the AFSPA and the AFSPA Joinder are intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption provided by Section 4(a)(2) of the Securities Act.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This current report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between FirstSun and HomeStreet. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the Merger. Forward‑looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.
Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dates as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the proposed Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, (10) FirstSun’s ability to successfully consummate the proposed Merger with HomeStreet, and (11) HomeStreet’s ability to dispose of or sell such amounts of certain of HomeStreet’s commercial real estate loans as HomeStreet and FirstSun may reasonably determine are deemed necessary to obtain regulatory approval of the Merger, which disposition or loan sales is contemplated to be consummated as soon as reasonably practicable after the closing of the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the registration statement on Form S-4 filed on March 8, 2024, as amended on May 13, 2024, by FirstSun (the “Registration Statement”) discussed below, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the definitive proxy statement filed by HomeStreet and the prospectus filed by FirstSun on May 16, 2024 (the “Proxy Statement/Prospectus”) discussed below, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).
ADDITIONAL INFORMATION AND WHERE TO FIND IT
IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC THE REGISTRATION STATEMENT, WHICH INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON MAY 15, 2024. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT ON MAY 16, 2024 AND FIRSTSUN FILED A PROSPECTUS ON MAY 16, 2024. HOMESTREET COMMENCED MAILING THE PROXY STATEMENT/PROSPECTUS TO HOMESTREET’S SHAREHOLDERS ON OR ABOUT MAY 17, 2024. ON JUNE 7, 2024, HOMESTREET FILED A CURRENT REPORT ON FORM 8-K SUPPLEMENTING THE PROXY STATEMENT/PROSPECTUS INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR FIRSTSUN OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER.
This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that FirstSun or HomeStreet (as applicable) may file with the SEC in connection with the proposed transaction. Investors and security holders may obtain free copies of these documents, including the Proxy Statement/Prospectus, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx.
This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
PARTICIPANTS IN THE SOLICITATION
FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the Proxy Statement/Prospectus for

HomeStreet’s shareholder meeting, and the Registration Statement. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in the Proxy Statement/Prospectus, the Registration Statement, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the Proxy Statement/Prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.
Item 9.01 Financial Statements and Exhibits.
(d) The following exhibit index lists the exhibits that are either filed or furnished with this Current Report on Form 8-K:

EXHIBIT INDEX

Exhibit Number	Description

10.1	Form of Joinder to the Acquisition Finance Securities Purchase Agreement, dates as of June 14, 2024, by and among FirstSun and the parties signatories thereto*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Pursuant to Item 601(a)(5)of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTSUN CAPITAL BANCORP

Date: June 14, 2024	By:	/s/ Neal E. Arnold
	Name:	Neal E. Arnold
	Title:	Chief Executive Officer